August 9, 2018

VIA EDGAR CORRESPONDENCE

Mr. Terence O’Brien
Accounting Branch Chief
Office of Manufacturing and Construction
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Mail Stop 4631
Washington, D.C. 20549

Re:    Vectrus, Inc.
10-Q filed May 8, 2018 File No. 001-36341

Dear Mr. O’Brien:

This letter is being submitted in response to the letter dated July 30, 2018 from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission with respect to its review of the above-referenced filing of Vectrus, Inc. (“we,” “us,” “our,” “Vectrus” or the “Company”). For your convenience, we reproduce the Staff’s comment in bold print below, and follow the comment with the Company’s response.

Form 10-Q filed May 8, 2018

Note 3 Revenue, page 10

1.
It appears from your description on page 25 about the K-BOSSS contract that you perform a variety of activities under a customer contract. Please tell us your consideration of ASC 606-10-50-17 related to the disclosure of significant judgments involved in determining that all of the contracts have a single performance obligation. The disclosure on page 10 does not clearly explain how you reached that determination.

Response:
Our K-BOSSS contract with the United States Army (“Army”) requires us to provide critical base operations support and security support services including forms, publications, and reproductive services; postal operations; range operations and maintenance; logistics; information management; public work; environmental services; engineering services; medical administrative support; installation services; security services; and fire and emergency services. We understand that the Army’s ability to maintain its installations across Kuwait, including Camp Arifjan, Camp Buehring, Udairi Range Complex, Udairi Army Airfield, Camp Patriot on the Kuwait Naval Base and sites at Kuwait City International Airport and the Port of Shuaiba, requires not only efforts to maintain a combat ready force, but also all the efforts to maintain an infrastructure consistent with any living location or small city. Therefore, in the Army’s solicitation under the K-BOSSS contract, it was seeking one contractor to coordinate and execute all the tasks that it had identified, allowing Army personnel to focus on tasks that were germane for the core Army mission.

In our review of the K-BOSSS contract, we considered the guidance in ASC 606-10-25-19 as to whether each of the services we perform under the contract provides a benefit to the Army; specifically, if (a) the Army could benefit from each of these different services either on its own or together with other resources that are readily available to the Army, and (b) whether our promise to transfer each service to the Army is separately identifiable from other promises in the contract. In evaluating criterion (a), we concluded that each of these services is capable of being distinct, since the Army could have elected to contract with various different companies for subsets of the overall contract. For example, other companies are able to provide fire emergency services.
In evaluating criterion (b), we used the guidance in ASC 606-10-25-21 to determine if the nature of the promise, within the context of the contract, is to transfer each of the specified services individually or to transfer a combined service. Specifically, we noted the following:

•
The Army desires a combined service of base operations. The Performance Work Statement (PWS) in the contract explicitly states, in part, that “The Contractor shall provide, unless specified otherwise, all personnel, equipment, tools, materials, supervision/management, and non-personal services necessary to perform Base Operations and Security Support Services (BOSSS) in the Area Support Group Kuwait Area of Responsibility, as specified in this PWS” and we provide a significant service of integrating these services. This concept is consistent with our efforts to use our personnel and subcontractors as inputs to deliver the combined output specified by the Army, as noted in ASC 606-10-25-21(a).

•
The services we provide the Army are highly interrelated and each of the services provided to the Army is significantly affected by one or more of the other services in the contract. Performing these services requires a significant deployment of our personnel or subcontracts to the Army’s locations. We are required to deploy additional personnel and processes to manage the logistics of providing these services to the Army and shifting resources as needed. Therefore, these services are highly interrelated as noted in ASC 606-10-25-21(c).

Under the K-BOSSS contract, the Company has promised the Army that it will provide all of the operations support and security support services discussed above to ensure that the Army can focus on its mission. Unless all of these tasks and deliverables are successfully provided to the Army, we will not meet the Army’s expectations under the contract. Consequently, Vectrus considers its promise to transfer all services under the K-BOSSS contract as one bundled promise to the Army and we concluded these services are one performance obligation.

In consideration of ASC 606-10-50-17, ASC 606-10-25-21 and the Staff’s comment, we intend to enhance our disclosure in Note 3, Revenue in all filings beginning with our Form 10-Q filed on August 7, 2018. Below is the enhanced disclosure, with emphasis added or deletions marked to show changes in the disclosure from our Form 10-Q filed on May 8, 2018:

We adopted ASC Topic 606 on January 1, 2018, using the modified retrospective method with an unfavorable cumulative-effect adjustment of $0.1 million to opening retained earnings. A performance obligation is a promise in a contract to transfer a distinct good or service to the customer, and is the unit of account in ASC Topic 606. A contract’s transaction price is allocated to each distinct performance obligation and recognized as revenue when, or as, the performance obligation is satisfied. To determine the proper revenue recognition method, consideration is given as to whether a single contract should be accounted for as more than one performance obligation. For most of our contracts, the customer contracts with us to perform an integrated set of tasks and deliverables as a single service solution, whereby each service is not separately identifiable from other promises in the contract. As a result, when these integrated set of tasks exist the contract is accounted for as one performance obligation. ~~A contract’s transaction price is allocated to each distinct performance obligation and recognized as revenue when, or as, the performance obligation is satisfied. All~~ The vast majority of our contracts have a single performance obligation. Unexercised contract options and indefinite delivery and indefinite quantity (IDIQ) contracts are considered to be separate contracts when the option or IDIQ task order is exercised or awarded.

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If you have any questions or comments with regard to our response or other matters, please call the undersigned at (719) 637-4266.

Very truly yours,

/s/ Matthew M. Klein
Matthew M. Klein
Senior Vice President and Chief Financial Officer

cc: Louis J. Giuliano, Non-Executive Chairman of the Board of Directors
Stephen L. Waechter, Audit Committee Chairman
Mary L. Howell, Audit Committee Member
William F. Murdy, Audit Committee Member
Phillip C. Widman, Audit Committee Member
Charles L. Prow, President, Chief Executive Officer and Director
Michele L. Tyler, Senior Vice President, Chief Legal Officer and Corporate Secretary
William B. Noon, Corporate Vice President and Chief Accounting Officer
Mike Morton, Lead Client Service and Audit Partner, Deloitte & Touche LLP
Douglas R. Wright, Partner, Faegre Baker Daniels LLP